United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: State Street Corporation

Name of person relying on exemption: Paul Rissman

Address of person relying on exemption:

Box 750, Monterey, MA 01245

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. *Submission is not required of this filer under the terms of the Rule, because the proponent does not hold in excess of the mandatory filing threshold of $5 million in shares of the company, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Attention Fellow State Street Shareholders:

Item 5 on the State Street proxy requests that “the Board of Directors of State Street Corporation (STT) issue a report disclosing whether and how the Company addresses transition of workers and fairness to communities in its transition finance strategy. At the Board’s discretion, proponent recommends the report cover the potential risks and opportunities related to STT’s transition finance efforts affecting workers and communities.”

Why a report on the social implications of transition finance makes sense for shareholders

Transition finance is big business. BlackRock calls the low-carbon transition one of five “mega forces,” “set to spur a massive reallocation of capital as energy systems are rewired,” which “creates major opportunities - and risks - for investors.”1 State Street itself exclaims that “[t]he energy transition presents what is perhaps a once-in-a-century opportunity for companies and investors…”2 Commitments to transition finance by financial institutions include $1 trillion each by JPMorgan Chase3 and Bank of America,4 and $750 billion by Morgan Stanley,5 among others in the U.S.

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1 Blackrock Investment Institute. “Mega forces: An investment opportunity” https://www.blackrock.com/corporate/insights/blackrock-investment-institute/publications/mega-forces

2 State Street. “Here Are Four Ways Transition Finance Can Pave the Road to Decarbonization” https://www.statestreet.com/us/en/asset-owner/insights/transition-finance-decarbonization

3 JPMorgan Chase. “JPMorgan Chase Targets More Than $2.5 Trillion over 10 Years to Advance Climate Action and Sustainable Development” https://www.jpmorganchase.com/newsroom/press-releases/2021/jpmc-to-advance-climate-action-and-sustainable-dev-goals

4 Bank of America. “Sustainability at Bank of America, September 30, 2024” https://about.bankofamerica.com/content/dam/about/report-center/esg/2024/Sustainability_at_Bank_of_America_2024_Report.pdf

5 Morgan Stanley. “Morgan Stanley Announces Commitment to Mobilize $1Trillion to Support Sustainability Solutions by 2030, including $750 Billion of Low-Carbon Solutions” https://www.morganstanley.com/press-releases/morgan-stanley-announces-commitment-to-mobilize--1trillion-to-su

Yet, transition finance, if done without careful consideration, can be fraught with risk. Many transition mineral mining projects are located near Indigenous or traditional community lands, for example, increasing the danger of human rights impacts from pollution or land-grabbing.6 The Business and Human Rights Resource Centre is tracking 60 lawsuits filed against energy transition projects.7 A study of the Environmental Justice Atlas database found that one quarter of projects opposed by environmental defenders were stopped through protest, litigation, and other forms of popular mobilization.8 Forced labor has been found in polysilicon supply chains,9 leading to some shipments that were prevented from entering the U.S.10 Coal plant retirements, often financed by the private sector,11 have been held up due to worker protests.12 State Street investors deserve to know whether the firm’s transition finance opportunities have been selected with due care and attention to these risks; unfortunately, we are left in the dark on this topic.

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6 Owen, J.R., Kemp, D., Lechner, A.M. et al. Energy transition minerals and their intersection with land-connected peoples. Nat Sustain 6, 203–211 (2023). https://www.nature.com/articles/s41893-022-00994-6

7 Business and Human Rights Resource Centre. “Just transition litigation tracking tool” https://www.business-humanrights.org/en/from-us/just-transition-litigation-tracking-tool/

8 Arnim Scheidel, Daniela Del Bene, Juan Liu, Grettel Navas, Sara Mingorría, Federico Demaria, Sofía Avila, Brototi Roy, Irmak Ertör, Leah Temper, Joan Martínez-Alier, “Environmental conflicts and defenders: A global overview” Global Environmental Change, Volume 63, 2020, https://www.sciencedirect.com/science/article/pii/S0959378020301424?via%3Dihub

9 First Solar. “Know the Facts: First Solar On-Site Social Audits” https://www.firstsolar.com/en/Resources/Blogs/Know-the-Facts-Social-Audit

10 U.S. Customs and Border Protection. “The Department of Homeland Security Issues Withhold Release Order on Silica-Based Products Made by Forced Labor in Xinjiang” June 24, 2021 https://www.cbp.gov/newsroom/national-media-release/department-homeland-security-issues-withhold-release-order-silica

11 Powering Past Coal Alliance. “Our Members” https://poweringpastcoal.org/members/

12 Euronews. “Bulgaria Rolls Back Plans to Phase Out Coal Amid Fears Over Energy and Job Security” January 13th, 2023. https://www.euronews.com/green/2023/01/13/bulgaria-rolls-back-plans-to-phase-out-coal-amid-fears-over-energy-and-job-security

SEC Staff: Company fails to persuade of irrelevance

It is worth noting that the Board attempted to exclude this proposal from the proxy by claiming that the proposal is not relevant to the Company, citing SEC Rule 14a-8(i)(5) to assert that “the proposal relates to operations that are not economically significant or otherwise significantly related to the company’s business.”13 SEC Staff denied exclusion, responding that “[w]e are unable to concur in your view that the Company may exclude the Proposal under Rule 14a-8(i)(5).”14

The Company’s opposition statement is simply a reiteration of its no action request, attempting to claim that the proposal is irrelevant because the Company is “not in the business of transition finance,” yet the Company’s own publications demonstrate very substantial engagement in climate transition strategy. State Street’s most recent Sustainability Report (2023) states that:

• “As a partner to our clients, our role is to help enable their climate transition and sustainability journey through our investment solutions, products and services, and research and thought leadership (emphasis added).”15

• “State Street recognizes that the financial services sector has a role to play in helping facilitate the low-carbon transition…. As an investment servicer, we support our clients in their transition journey, enabling them to be effective in their management of climate opportunities and regulatory requirements through the provision of timely reporting research, data, and analytics (emphasis added).”16

State Street and State Street Global Advisors provide products and services that enable clients to participate in transition finance through asset allocation and stewardship. Asset allocation services include:

• The State Street Global Climate Transition Equity Fund, which builds a portfolio by “evaluating an investee company’s climate positioning and transition plan;”17

• The Sustainable Climate US Corporate Bond Strategy, which will “seek to invest in companies' bonds which exhibit lower carbon emissions in the way of current emissions and future emissions.”18

Marketing literature for the SPDR® Morningstar Multi-Asset Global Infrastructure UCITS ETF includes the statement that “[i]nfrastructure is crucial for deploying renewable energy sources, phasing out polluting power plants, strengthening energy networks, and transitioning to cleaner fuels.”19

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13 https://www.sec.gov/files/corpfin/no-action/14a-8/rissmanstate11225-14a8inc.pdf

14 https://www.sec.gov/files/corpfin/no-action/14a-8/rissmanstate32825-14a8.pdf

15 State Street Corp, 2023 Sustainability Report, page 8.

16 Id, page 64.

17 https://www.ssga.com/library-content/products/factsheets/mf/emea/factsheet-emea-en_gb-lu2778288121.pdf

18 https://www.ssga.com/library-content/assets/pdf/global/climate-bond-investing/2023/sustainable-climate-us-corporate-bond-strategy-profile-fi-esg.pdf

19 https://www.ssga.com/uk/en_gb/intermediary/insights/what-does-the-downward-interest-rate-trajectory-imply-for-infrastructure-investors

State Street’s Sustainability Stewardship Service20 in part “focuses on the long-term climate-related risks and opportunities that portfolio companies may face, including those associated with physical climate risks and the transition to a lower-carbon economy.”

State Street provides the “State Street Carbon Asset Servicing Solution,21 “a range of fund administration and depositary services, including recordkeeping, NAV calculation, reporting and other oversight functions,” that allow clients to integrate decarbonization-related assets such as carbon offsets and credits into their portfolios.

Despite these numerous transition strategy initiatives, in the opinion of the proponent the Company has failed to adequately describe whether and how it addresses transition of workers and fairness to communities in its transition finance strategy.

Moreover, diversified investors concerned with the financial damage that climate change will wreak upon their overall long-term portfolio performance may wish to pronounce on the effectiveness of State Street’s climate transition work. The impact of increasing carbon emissions on the global economy, in the absence of any further decarbonization efforts, may reduce the cumulative investment returns to pension funds by 30 to 50% by 2040.22 Although State Street has recently rolled out their aforementioned Sustainability Stewardship Service, some clients apparently consider this to be inadequate. It has been reported that major clients have withdrawn significant sums due to State Street’s perceived lack of commitment to sustainable investing.23

A vote in favor of this proposal can help signify to our Company that human impacts related to the financing of the energy transition are material to State Street and its investors.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event. The proponent asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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20 https://www.ssga.com/library-content/assets/pdf/global/asset-stewardship/sustainability-stewardship-service-proxy-voting-and-engagement-policy.pdf

21 https://investors.statestreet.com/investor-news-events/press-releases/news-details/2023/State-Street-Launches-Global-Carbon-Asset-Servicing-Solution/default.aspx

22 Ortec Finance. “Climate Risks Facing the Pension Industry Worldwide” https://www.ortecfinance.com/en/insights/whitepaper-and-report/climate-risks-facing-the-pension-industry-worldwide

23 “State Street’s Lost Mandates Expose Growing Risk in Europe” https://www.bloomberg.com/news/articles/2025-03-06/state-street-loses-danish-pension-mandate-after-climate-review?sref=S5etei2k